EXHIBIT 12
EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2005	2006	2005	2006

EARNINGS:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$3,875	$(201)	$22,271	$11,000
Add:
Fixed charges	23,402	12,443	57,681	42,335
Amortization of capitalized interest	18	18	55	55
Less:
Capitalized interest	—	—	—	—
Preferred stock dividends	2,246	2,246	6,738	6,738

Earnings	$25,049	$10,014	$73,269	$46,652

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$20,487	$9,505	$49,073	$33,621
Capitalized interest	—	—	—	—
Portion of rents representative of the interest factor	669	692	1,870	1,976
Preferred stock dividends	2,246	2,246	6,738	6,738

Fixed Charges	$23,402	$12,443	$57,681	$42,335

Ratio of Earnings to Fixed Charges	1.1	N/A	1.3	1.1

Deficiency	$—	$2,429	$—	$—